Exhibit 99.1

Excerpts of Thomson’s First Quarter 2005 Sales Press Release

Thomson Core businesses reported revenues for the first quarter 2006 of €1,257 million, an increase of 5% on the first quarter 2005 core revenues of €1,195 million. Currency movements increased Core Business revenues during the quarter by €56 million. Core Business revenues excluding currency movements were therefore €1,201 million, an increase of 1% year-on-year. Total reported revenues for the Group for the quarter were €1,294 million.

Group revenues for the first quarter 2006 are broken down for analysis purposes between the three Media & Entertainment divisions - Services, Systems & Equipment and Technology, which are collectively termed “Thomson Core” - and Thomson’s Displays & CE Partnerships activity (“Non-Core”). The table below sets out our revenues on a reported basis, as well as adjusted for currency movements.

First Quarter 2006 Consolidated Revenues (unaudited)

In € million and %	1Q 06 actual	1Q 06 constant currency	1Q 05		% change constant currency

Services	565	533	549		(3)%
Systems & Equipment	557	536	518		3%
Technology	129	126	117		8%
Others	6	6	11		n/m

THOMSON CORE	1,257	1,201	1,195		1%

Non-Core - (Displays & CE Partnerships)(1)	37	36	87	(1)	n/m

THOMSON GROUP(1)	1,294	1,237	1,282		n/m

(1) Revenues for 2005 and 2006 are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, principally the Audio/Video and Accessories businesses which are held for sale. First quarter 2005 reported revenues for Thomson Core were €1,354 million of which €159 million was from activities since treated as discontinued.

Commenting on the first-quarter revenues, Frank Dangeard, Chairman & CEO of Thomson, stated:

“The divestment of the Audio/Video and Accessories activities is on track for announcement this half. Accordingly, the Board considers that by the end of the second quarter of this year, the Group’s Two-Year Plan to create a platform for future growth will have been implemented. The focus for the Group’s management teams in 2006 is on execution, improving our cost base, better serving our customers and generating cash flow.

The Board has also started to examine the next phase of Thomson’s development, with a view to creating clear leadership in digital video technologies for Thomson in 2008. The Board believes this objective to be achievable through the continued development of Thomson’s key businesses, and by capitalizing on the Group’s unique combination of leading positions in attractive, growing markets, standard-setting technology and excellent client relationships, backed by appropriate financial resources and talent.”

First Quarter 2006 Thomson Core Revenues Highlights

Reported revenues grew in all three Core Business divisions. At constant currency, revenues grew in the Systems & Equipment and Technology divisions, while sales in the Services division were slower, as expected, reflecting notably the lower DVD volumes, compared with a strong first quarter 2005.

Perimeter effects from 2005 and 2006 acquisitions added €134 million to revenues during the quarter. Overall these acquisitions showed good growth over their prior year (pre-acquisition) revenues – in line with Thomson’s objective to acquire businesses in growth areas.

Divisional review

Services

First quarter 2006 revenues for the Services division reached €565 million (first quarter 2005, €549 million). Currency movements increased revenues during the quarter by €32 million. Revenues excluding currency movements thus decreased by 3% year-on-year.

A decline in revenues from DVD Services was partially offset by growth in Film Services and Content Services and Network Services. Perimeter effects from 2005 and 2006 acquisitions, notably in Network Services, added €41 million to revenues during the quarter.

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Content Services continued to achieve organic growth, with revenue development across a number of business lines including digital intermediates and international versioning. Further geographic expansion of these services is planned.

•	Physical Media revenues were mixed with a decline in DVD Services partially offset by an increase in Film Services.

In Film, footage grew year-on-year by 13% to reach 1.2 billion feet. Key titles in the quarter included Brokeback Mountain, V for Vendetta and Hoodwinked, plus Ice Age 2 and Munich (in Europe).

DVD volumes for the quarter fell 4% year-on-year to 299 million units, compared to a strong first quarter of 2005. The release slate was less favourable than in the strong first quarter of 2005, although kiosk volumes grew year-on-year. Key titles in DVD were Chronicles of Narnia, King Kong and Wallace & Gromit in The Curse of the Were-Rabbit.

VHS duplication continued its decline, falling year-on-year from 19.2 million units to 7.8 million units.

The DVD Services business moved to restructure certain of its distribution and manufacturing operations in the quarter, as previously indicated.

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Network Services continued to progress, showing the benefit of the integration of PRN and VCF. The rollout of the SkyArc digital advertising network management system continued, with the number of screens equipped rising to around 1,300 screens by the end of the quarter. The Group is focusing on integrating the activities acquired in 2005/6 and extracting synergies from them.

•	Electronic Distribution Services generated limited revenues in the first quarter but progressed with arrangements for the beta test of the Technicolor Digital Cinema systems with Century Theatres.

Systems & Equipment

The revenues of Systems & Equipment for the quarter were €557 million (first quarter 2005, €518 million). Currency movements increased sales during the quarter by €21 million. Revenues excluding currency movements thus increased by 3% year-on-year. Strong growth in the Telecom and Broadcast & Networks (Grass Valley) activity was offset to some extent by Satellite, Cable and Terrestrial where the year-on-year comparison was challenging.

Perimeter effects due notably to the 2005 and 2006 acquisitions of Inventel and Cirpack (in Telecom) and TBM and Canopus (in Broadcast & Networks) added €93 million to net sales during the quarter.

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Broadcast & Networks (“Grass Valley”) showed good organic growth, in addition to the first time contributions from TBM and Canopus. Market trends and market share gains were also favourable and the activity ended the quarter with an increased order backlog. New products contributed to a successful quarter with notable successes for the digital news production offering and initial orders for HD MPEG4 encoders, notably for IPTV applications. The prospects for our suite of products for mobile video services are also promising.

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Access Platforms & Gateways shipped 2.6 million satellite decoders (vs. 3.4 million in the particularly strong first quarter of 2005). By the end of the quarter, the Group had introduced a number of new advanced set-top box platforms for major customers including an HD box for the US satellite market and the first HD MPEG4 box, in France for both Canal+ and TPS.

The Group gained market share in the Telecom business. Growth in gateways, such as the Inventel Livebox, continued to be the principal driver of revenues. As well as in France, the business established good positions in the UK and Scandinavia.

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The Audio/Video and Accessories businesses from Connectivity are treated as held for sale under IFRS and their revenues are therefore not included in the Group’s reported revenues. The sale process is progressing into phase two, with a mix of strategic/industrial and financial parties shortlisted. We continue to expect to make an announcement by the end of the first half of 2006. The remaining Communications business is operating in close cooperation with the AP&G – Telecom business. Revenues in the first quarter were satisfactory.

Technology

First quarter 2006 revenues of the Technology Division increased by 10% year-on-year to €129 million (first quarter 2005, €117 million). Currency movements increased revenues by €3 million during the quarter. Revenues excluding currency movements thus increased by 8% year-on-year.

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Licensing revenues in the first quarter 2006 were €103 million (first quarter 2005, €95 million), an increase of 9% year-on-year. There was no impact from currency movements. Revenues were above expectations, thanks to a strong performance in digital programs, particularly MPEG-2 (licensed through the licensing pool administered by MPEGLA) and successes in developing the newer licensing programs such as LCD. At the end of the quarter Thomson had over 900 licensing contracts outstanding, generated from its portfolio of close to 50,000 patents across 23 licensing programs. Around 82% of licensing revenues for the quarter were generated from digital licensing programs.

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Software & Silicon Solutions: The other businesses in the Technology Division continued to progress. The Group is benefiting from good demand for digital tuners. Several promising trials were launched using the Group’s watermarking technologies and applications.

Non-Core

First quarter 2006 revenues of the Displays & CE Partnerships activity were €37 million (first quarter 2005 revenues €87 million – not comparable). The 2006 revenues relate mainly to the Group’s residual sub-contract manufacturing operations (principally at Angers and Genlis in France).

Financing

On 12 April the Group priced a private placement of senior notes with various maturities from 3 to 10 years, to raise around $450 million. This financing will be used to repay shorter-term debt financing. Closing is expected to take place in May.